# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VisionSys AI Inc, CIK 0001592560
CUSIP: 876108200
Title of class of securities: Class A Ordinary Shares, $0.00002 par value per share
Address of issuer's principal executive offices: 2 HAMMARSKJOLD PLAZA, ROOM 10B, 2 HAMMARSKJOLD PLAZA, ROOM 10B, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-118453
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,999,500; shared voting power 0; sole dispositive power 17,999,500; shared dispositive power 0; aggregate amount beneficially owned 17,999,500 (3.3% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,999,500; shared voting power 0; sole dispositive power 17,999,500; shared dispositive power 0; aggregate amount beneficially owned 17,999,500 (3.3% of the class)
- Arena Special Opportunities (Offshore) Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,417,250; shared voting power 0; sole dispositive power 2,417,250; shared dispositive power 0; aggregate amount beneficially owned 2,417,250 (0.4% of the class)
- Arena Special Opportunities Fund (Offshore) II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,417,250; shared voting power 0; sole dispositive power 2,417,250; shared dispositive power 0; aggregate amount beneficially owned 2,417,250 (0.4% of the class)
- Arena Special Opportunities Fund (Offshore) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,417,250; shared voting power 0; sole dispositive power 2,417,250; shared dispositive power 0; aggregate amount beneficially owned 2,417,250 (0.4% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,052,250; shared voting power 0; sole dispositive power 5,052,250; shared dispositive power 0; aggregate amount beneficially owned 5,052,250 (0.9% of the class)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,052,250; shared voting power 0; sole dispositive power 5,052,250; shared dispositive power 0; aggregate amount beneficially owned 5,052,250 (0.9% of the class)
- Arena Special Opportunities Partners III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,530,000; shared voting power 0; sole dispositive power 10,530,000; shared dispositive power 0; aggregate amount beneficially owned 10,530,000 (1.9% of the class)
- Arena Special Opportunities Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,530,000; shared voting power 0; sole dispositive power 10,530,000; shared dispositive power 0; aggregate amount beneficially owned 10,530,000 (1.9% of the class)

## Item 1. Issuer
Name of issuer: VisionSys AI Inc
Address of issuer's principal executive offices: 2 HAMMARSKJOLD PLAZA, ROOM 10B, 2 HAMMARSKJOLD PLAZA, ROOM 10B, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"):

(i) Arena Investors, LP (the "Investment Manager"), who serves as investment manager to the Arena Funds (as defined below);

(ii) Arena Investors GP, LLC, who serves as the general partner of the Investment
Manager (the "IM General Partner");

(iii) Arena Special Opportunities (Offshore) Master, LP ("ASOFM");

(iv) Arena Special Opportunities Fund (Offshore) II GP, LP, who serves as the general partner of ASOFM (the "ASOFM General Partner");

(v) Arena Special Opportunities Fund (Offshore) GP, LLC, who serves as the general partner of the ASOFM General Partner (the "ASOFM GP General Partner");

(vi) Arena Special Opportunities Parallel Investor Vehicle III US, LP ("ASOIII");

(vii) Arena Special Opportunities Parallel Investor Vehicle III GP, LLC, who serves as the general partner of ASOIII (the "ASOIII General Partner");

(viii) Arena Special Opportunities Partners III, LP ("ASOPIII"; and collectively with ASOFM and ASOIII, the "Arena Funds"); and

(ix) Arena Special Opportunities Partners III GP, LLC, who serves as the general partner of ASOPIII (the "ASOPIII General Partner").

The Arena Funds are private investment vehicles. The Arena Funds directly beneficially own the Ordinary Shares reported in this Schedule 13G.

The Investment Manager and the IM General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Arena Funds.

The ASOFM General Partner and the ASOFM GP General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by ASOFM.

The ASOIII General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by ASOIII.

The ASOPIII General Partner may be deemed to beneficially own the Ordinary Shares directly beneficially owned by ASOPIII.

Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate - 17,999,500 shares; see also Item 9 on the cover page for each Reporting Person.

The Reporting Persons own Ordinary Shares through the Issuer' s American Depositary Shares, each representing two hundred and fifty (250) Ordinary Shares.
Percent of class: Aggregate - 3.29%; see also Item 11 on the cover page for each Reporting Person. The percentage of beneficial ownership is based on 547,150,000 (2,188,600 shares per Bloomberg as of December 31, 2025 multiplied by 250 shares as mentioned in Item 4(a) above.)
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Arena Investors, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Investors GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities (Offshore) Master, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Fund (Offshore) II GP, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Fund (Offshore) GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Parallel Investor Vehicle III US, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Parallel Investor Vehicle III GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Partners III, LP: Tsering Lama, Authorized Signatory (02/13/2026)
- Arena Special Opportunities Partners III GP, LLC: Tsering Lama, Authorized Signatory (02/13/2026)